UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                         STATEMENT RE CHANGE IN MAJORITY
                       OF DIRECTORS PURSUANT TO RULE 14f-1
                               UNDER SECTION 14(f)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                          Commission File No. 000-52639

                                CARLATERAL, INC.
                    (Exact name of registrant in its charter)

               NEVADA                                     20-4158835
   -------------------------------          ------------------------------------
   (State or other jurisdiction of          (I.R.S. Employer Identification No.)
   incorporation or organization)

                            Science Park, Xushui Town
                          Boading City, Hebei Province
                       People's Republic of China 072550 .
          ------------------------------------------------------------
          (Address of Principal Executive Offices, including Zip Code)

                 112 North Currie Street, Carson City, NV 89703
                 ----------------------------------------------
                 (Former Address, if Changed Since Last Report)

                Registrant's telephone number - (86) 312-8605508

         Securities registered under Section 12(g) of the Exchange Act:

                          COMMON STOCK, $.001 PAR VALUE
                          -----------------------------
                              (Title of each class)

             INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE
                 SECURITIES EXCHANGE ACT OF 1934 AND RULE 14F-1

      We are furnishing this Information Statement to all of the holders of record of the common stock, $.001 par value, of Carlateral, Inc. (the "Company" or "we"), at the close of business on November 19, 2007 (the "Filing Date").

      This notice is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated under the Exchange Act by the Securities and Exchange Commission (the "Commission").

--------------------------------------------------------------------------------

      NO VOTE OR OTHER ACTION OF OUR COMPANY'S STOCKHOLDERS IS REQUIRED IN
                   CONNECTION WITH THIS INFORMATION STATEMENT.

--------------------------------------------------------------------------------

                                  INTRODUCTION

      This Information Statement sets forth the change in the majority of our board of directors effected by that certain Merger Transaction described elsewhere in this Information Statement under "Change in Majority of Directors," and contains related biographical and other information concerning our Company's executive officers, directors and certain beneficial holders. This Information Statement is being filed with the Commission and delivered to stockholders holding all of the issued and outstanding shares of our Company's common stock, representing all of the shares otherwise entitled to vote at a meeting of stockholders for the election of the Company's directors.

      However, because our Articles of Incorporation and Bylaws permit vacancies in our board of directors (the "Board") to be filled by a majority of the remaining directors, the holders of our Company's shares of common stock receiving this Information Statement are not being asked to vote or take any other action with respect to the transactions described by this Information Statement.

      All Company filings, and exhibits thereto, may be inspected without charge at the public reference room at 100 F Street N.E., Washington, D.C. 20549. You may call the Commission at 1-800-SEC-0330 for further information on this public reference room. Copies of this material also may be obtained from the Commission at prescribed rates. The Commission also maintains a website that contains reports, proxy and information statements and other information regarding public companies that file reports with the Commission. Copies of our filings may be obtained from the Commission's website at http://www.sec.gov. The Merger Transaction was previously disclosed by us in our Current Report on Form 8-K filed with the Commission on November 2, 2007.

                         CHANGE IN MAJORITY OF DIRECTORS

      On October 30, 2007, as previously reported by us in our Current Report on Form 8-K filed on November 2, 2007, we completed the merger of CARZ Merger Sub, Inc., a wholly owned subsidiary of our Company, with and into Dongfang Zhiye Holding Limited ("DZHL"), pursuant to the terms and conditions of that certain Agreement and Plan of Merger, dated as of October 29, 2007, by and among us,

CARZ Merger Sub, Inc., DZHL and the shareholders of DZHL, as more particularly described in our Current Report filed November 2, 2007 (the "Merger Transaction"). At the completion of the Merger Transaction, DZHL, as the surviving corporation, became our wholly-owned subsidiary and we acquired the business operations in China of DZHL's operating subsidiary, Hebei Baoding Orient Paper Milling Company Limited.

      In light of the acquired business operations resulting from the Merger Transaction, our current board of directors concluded that the appointment of a new management team would be in the best interests of our Company. Accordingly, at the Effective Date (as defined below) Hui Ping Cheng intends to resign from our board of directors and, prior to her resignation, in accordance with Article II of our By-Laws, increase the size of the board of directors to four and appoint Zhenyong Liu, Xiaodong Liu, Fuzeng Liu and Chen Li (collectively, the "New Directors"). Each of Zhenyong Liu, Xiaodong Liu and Chen Li was a shareholder of DZHL and, in the case of Zhenyong Liu and Xiaodong Liu, a member of management at Hebei Baoding Orient Paper Milling Company Limited. The New Directors will take office as directors effective upon the expiration of the statutory ten (10) day waiting period following our filing with the Commission of this Information Statement pursuant to Rule 14f-1 promulgated under the Exchange Act, relating to the change in control of the board of directors occasioned by their appointment to the Board (the "Effective Date") and continue to serve until their respective successors shall be elected and qualified or until the earlier of their death, resignation or removal in the manner provided for in the Company's by-laws. Toward this end, Hui Ping Cheng has tendered her resignation as a director of our Company effective upon the Effective Date.

                         SECURITIES OWNERSHIP OF CERTAIN
                        BENEFICIAL OWNERS AND MANAGEMENT

      The following table sets forth information regarding beneficial ownership of the common stock of our Company by: (i) each person known by us to be the beneficial owner of more than 5% of the outstanding shares of our common stock as of the Filing Date; (ii) each director and executive officer of the Company as of the Filing Date; (iii) all officers and directors of the Company as a group as of the Filing Date; and (iv) all proposed beneficial owners, directors and officers (individually and as a group) of our Company at the Effective Date. The information is determined in accordance with Rule 13d-3 promulgated under the Exchange Act based upon information furnished by the persons listed or contained in filings made by them with the Commission.

Name and Address Of             Shares Beneficially          Percentage     Shares Beneficially Owned        Percentage
Beneficial Owner (1)            Owned at Filing Date         of Class (2)       at Effective Date            of Class (2)
--------------------            --------------------         ------------       -----------------            ------------
Zhenyong Liu (3)                       15,646,043                 39 %              15,646,043                    39 %

Max Time Enterprises
Limited (4)                             7,000,000               17.5 %               7,000,000                  17.5 %

Hui Ping Cheng (4)                      7,000,000               17.5 %               7,000,000                  17.5 %

Xiaodong Liu (5)                              n/a                n/a                 1,102,674                     *

Chen Li (5)                                   n/a                n/a                   804,654                     *

Jing Hao (3)                                    0                  *                         0                     *

Dahong Zhou (3)                                 0                  *                         0                     *

Fuzeng Liu (5)                                n/a                n/a                         0                     *

Executive Officers and
Directors as a Group (5)(6)            22,646,043               56.5 %              17,553,371                  43.8 %

----------

(*)   less than 5%


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

(1) A person is deemed to be the beneficial owner of securities that can be acquired by such person within 60 days from the Filing Date upon the exercise of warrants or options. Each beneficial owner's percentage ownership is determined by assuming that options or warrants that are held by such person (but not those held by any other person) and which are exercisable within 60 days from the Filing Date have been exercised. The address for each beneficial owner is c/o Carlateral, Inc., Science Park, Xushui Town, Baoding City, Hebei Province, P.R. China 072550.

(2) The percentages listed in the "Percent of Class" column are based upon 40,101,987 issued and outstanding shares of our common stock.

(3)   Appointed an officer of our Company, effective the Filing Date.

(4) Our current director, Hui Ping Cheng, is the sole owner, director and officer of Max Time Enterprise Limited and, by reason thereof, Ms. Cheng may be deemed to be an indirect beneficial owner of 7,000,000 shares of our Company's common stock held by Max Time Enterprise Limited. Ms. Cheng has submitted her resignation as a director of the Company, effective as of the election of new directors pursuant to Rule 14f-1 promulgated under the Securities and Exchange Act of 1934, as amended, as evidenced by our filing with the Commission of this Information Statement on Schedule 14f on November 19, 2007

(5) Becomes a director of our Company, effective on or about November 30, 2007 in accordance with Rule 14f-1 promulgated under the Securities and Exchange Act of 1934, as amended, following our filing with the Commission of this Information Statement on Schedule 14f on November 19, 2007.

(6)   Consists of 4 persons at Filing Date and 6 persons at Effective Date

      Except as otherwise indicated, we believe that the beneficial owners of the common stock listed above, based on information furnished by the owners, have sole investment and voting power over to the shares.

Change in Control

      On September 19, 2007, Max Time Enterprise Limited purchased, for a total purchase price of $200,000, an aggregate of 7,000,000 shares of our Company's then outstanding common stock from Donald Cameron, our largest stockholder and only director and officer at that time. The purchased shares constituted, in the aggregate, 68% of the issued and outstanding shares of our common stock, resulting in a change in the controlling interest of our Company. The source of the funds with which the shares were purchased was working capital. Max Time Enterprise Limited's ownership interest was subsequently reduced to approximately 17.5% of the outstanding shares of our Common Stock as a result of the Merger Transaction. Max Time Enterprise Limited is owned by Hui Ping Cheng, our sole director and former President, Chief Executive Officer and Chief Financial Officer, prior to her resignation from such offices on November 16, 2007.

      As part of the Merger Transaction, we issued a total of 29,801,987 shares of our Common Stock on a pro rata basis to the shareholders of DZHL, the target company acquired by us in the Merger Transaction. Because the aggregate number of shares issued in the Merger Transaction exceeded the shares of our Common Stock issued and outstanding immediately prior to such transaction, it is conceivable that the former shareholders of DZHL could influence our management if they were to act as a group. As former shareholders of DZHL, Zhenyong Liu, our newly-appointed Chief Executive Officer and a nominee for director, and each of Xiaodong Liu and Chen Li, as nominees to our board of directors, received 15,646,043, 1,102,674 and 804,654 shares of our Common Stock, respectively, in the Merger Transaction, representing in the aggregate 43.8% of the shares then issued and outstanding. We are not aware of any arrangement or understanding among any of the former shareholders of DZHL or the above-named nominees to act as a group.

                        DIRECTORS AND EXECUTIVE OFFICERS

Management

      At the Effective Date, the resignation of Hui Ping Cheng, current director of the Company, will become effective, and the election to the Board of each of
(i) Zhenyong Liu, (ii) Xiaodong Liu, (iii) Fuzeng Liu and (iv) Chen Li will become effective (collectively, the "New Directors").

      The tables below set forth information regarding the current executive officers and directors of our Company and the executive officers and New Directors of our Company at the Effective Date.

      Management at the Filing Date:

Name                   Age        Position
----                   ---        --------

Hui Ping Cheng         32         Director

Zhenyong Liu           44         Chief Executive Officer

Jing Hao               24         Chief Financial Officer

Dahong                 28         Secretary
Zhou

      Hui Ping Cheng - Director

            Hui Ping Cheng was appointed as a director of our Company on September 19, 2007. From September 19, 2007 through November 16, 2007, she also served as our Chief Executive Officer, President and Chief Financial Officer. Previously, from September 1998 to April 2007 she was a senior accountant and accounting department director at Shenzhen Yi Zhi Pharmaceutical Company Limited, positions she held from September 1998 until April 2007, where she managed and oversaw the company's accounting department. Since April 2007, she has served as director and president of Max Time Enterprise Limited.

      Zhenyong Liu - Chief Executive Officer

            Zhenyong Liu was appointed as our Chief Executive Officer on November 16, 2007. Mr. Liu also serves as Chairman of Hebei Baoding Orient Paper Milling Company Limited, a position he has held since 1996. Hebei Baoding Orient Paper Milling Company Limited is the Chinese operating subsidiary of Dongfang Zhiye Holding Limited ("DZHL"), which entity was acquired by our Company under that merger transaction consummated on October 30, 2007 (the "Merger Transaction") and reported by us on our Current Report on Form 8-K filed with the Securities and Exchange Commission (the "Commission") on November 2, 2007. From 1990 to 1996, he served as Plant Director of Xinxin Paper Milling Factory. Mr. Liu served as General Manager of Xushui Town Huandong electronic appliances procurement station from 1986 to 1990 and as Vice Plant Director of Liuzhuang Casting Factory from 1982 to 1986.

      Jing Hao - Chief Financial Officer

            Jing Hao was appointed as our Chief Financial Officer on November 16, 2007. Ms. Hao also serves as Chief Financial Officer of Hebei Baoding Orient Paper Milling Company Limited, a position she has held since 2006. Hebei Baoding Orient Paper Milling Company Limited is the Chinese operating subsidiary of DZHL, which entity was acquired by our Company under the Merger Transaction reported in our Current Report filed November 2, 2007. From 2005 to 2006, she served as Manager of Financial Department for Hebei Baoding Orient Paper Milling Company Limited from 2005 to 2006 and as Assistant Manager of Financial Department for Shandong Chenming Paper Milling Group Company Limited from 2004 to 2006.

      Dahong Zhou - Secretary

            Dahong Zhou was appointed as our Secretary on November 16, 2007. Dahong Zhou also serves as Executive Manager of Hebei Baoding Orient Paper Milling Company Limited, a position she has held since 2006. Hebei Baoding Orient Paper Milling Company Limited is the Chinese operating subsidiary of DZHL, which entity was acquired by our Company under the Merger Transaction reported in our Current Report filed November 2, 2007.

      Management at the Effective Date:

Name                   Age        Position
----                   ---        --------

Zhenyong Liu           44         Chairman, Director and Chief Executive Officer

Jing Hao               24         Chief Financial Officer

Xiaodong               33         Director
Liu

Fuzeng                 58         Director
Liu

Chen                   50         Director
Li

Dahong                 28         Secretary
Zhou

      Zhenyong Liu - Chairman, Director and Chief Executive Officer

            Zhenyong Liu was appointed as our Chief Executive Officer on November 16, 2007. At the Effective Date, Mr. Liu will become a director and Chairman of our Company. Mr. Liu also serves as Chairman of Hebei Baoding Orient Paper Milling Company Limited, a position he has held since 1996. Hebei Baoding Orient Paper Milling Company Limited is the Chinese operating subsidiary of DZHL, which entity was acquired by our Company under the Merger Transaction reported in our Current Report filed November 2, 2007. From 1990 to 1996, he served as Plant Director of Xinxin Paper Milling Factory. Mr. Liu served as General Manager of Xushui Town Huandong electronic appliances procurement station from 1986 to 1990 and as Vice Plant Director of Liuzhuang Casting Factory from 1982 to 1986.

      Jing Hao - Chief Financial Officer

            Jing Hao was appointed as our Chief Financial Officer on November 16, 2007. Ms. Hao also serves as Chief Financial Officer of Hebei Baoding Orient Paper Milling Company Limited, a position she has held since 2006. Hebei Baoding Orient Paper Milling Company Limited is the Chinese operating subsidiary of DZHL, which entity was acquired by our Company under the Merger Transaction reported in our Current Report filed November 2, 2007. From 2005 to 2006, she served as Manager of Financial Department for Hebei Baoding Orient Paper Milling Company Limited from 2005 to 2006 and as Assistant Manager of Financial Department for Shandong Chenming Paper Milling Group Company Limited from 2004 to 2006.

      Xiaodong Liu - Director

            At the Effective Date, Xiaodong Liu will become a member of our board of directors. Mr. Liu also serves as General Manager of Hebei Baoding Orient Paper Milling Company Limited, a position he has held since 2002. Hebei Baoding Orient Paper Milling Company Limited is the Chinese operating subsidiary of DZHL, which entity was acquired by our Company under the Merger Transaction reported in our Current Report filed November 2, 2007. He previously was at Hebei Baoding Orient Paper Milling Company Limited from 2000 to 2002 and at Hebei Province Oil Investigation Design Institute from 1998 to 2000.

      Fuzeng Liu - Director

            At the Effective Date, Fuzeng Liu will become a member of our board of directors. Mr. Liu also serves as Vice General Manager of Hebei Baoding Orient Paper Milling Company Limited, a position he has held since 2002. Hebei Baoding Orient Paper Milling Company Limited is the Chinese operating subsidiary of DZHL, which entity was acquired by our Company under the Merger Transaction reported in our Current Report filed November 2, 2007. Previously, he was Deputy Secretary of Xushui Town Traffic Bureau from 1992 to 2002, Party Secretary of Xushui Town Dayin Village from 1988 to 1992, and Head of the Xushui Town Cuizhuang Village from 1984 to 1984. From 1977 to 1984, Mr. Liu served in committee office of Xushui Town. From 1970 to 1977, Mr. Liu served in the Pharmaceutical Company of Xushui Town.

      Chen Li - Director

            At the Effective Date, Chen Li will become a member of our board of directors. Since 2005, Chen Li has also served as Deputy Secretary of the Bureau of Justice of Xushui Town. Previously, he was Deputy Secretary of Bureau of Technical Supervision of Xushui Town from 1994 to 2005, Head of the Office of Agricultural Commission of Xushui Town from 1989 to 1994, and Vice Minister of the Armed Forces of Xushui Town from 1985 to 1989. From 1979 to 1985, Mr. Li served in the army.

      Dahong Zhou - Secretary

            Dahong Zhou was appointed as our Secretary on November 16, 2007. Dahong Zhou also serves as Executive Manager of Hebei Baoding Orient Paper Milling Company Limited, a position she has held since 2006. Hebei Baoding Orient Paper Milling Company Limited is the Chinese operating subsidiary of DZHL, which entity was acquired by our Company under the Merger Transaction reported in our Current Report filed November 2, 2007.

No Familial Relationships or Legal Proceedings

      Except for Zhenyong Liu, our Chief Executive Officer, nominee for Chairman and a New Director, and Xiaodong Liu, another nominee for New Director, who are brothers, there are no family relationships among the New Directors and any of our executive officers.

      None of the New Directors or any of the executive officers of our Company holds any directorships with any other reporting companies in the United States.

      At no time in the last five years has any bankruptcy petition been filed by or against any business of which any New Director or executive officer of our Company was a general partner or executive officer at the time of such bankruptcy or within two years prior to that time.

      None of the New Directors or any of the executive officers of our Company has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the New Directors or any of the executive officers of our Company has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Executive Compensation

      Prior to the appointment of Hui Ping Cheng as a director and officer of the Company on September 19, 2007 as part of that stock purchase transaction disclosed by us in our Current Report on Form 8-K filed with the Commission on September 24, 2007, Donald Cameron served as our only executive officer and director. Mr. Cameron received neither any compensation nor any restricted share awards, options, or other payouts in exchange for his services to our Company for the fiscal year ended February 28, 2007 and the period from December 9, 2005 (inception) to February 28, 2006. As such, we have not included a Summary Compensation Table or related compensation tables concerning either annual and long-term compensation or grants of stock option or other share awards.

      The Company currently does not have any employment agreements with its executive officers.

Board of Directors: Compensation and Meetings

      All directors hold office until the next annual meeting of stockholders or until their successors have been elected and qualified, or their earlier death, resignation or removal. Currently, directors receive no compensation. All directors may be reimbursed by the Company for expenses incurred in attending directors' meetings provided that we have the necessary resources to pay these fees. We will consider applying for officers and directors liability insurance at such time that we deem we have sufficient resources to do so.

Committees of the Board of Directors

      We have no standing committees. After the tenth day following the mailing of this Information Statement to our stockholders, we will have four directors, only one of whom who is "independent" within the meaning of Rule 10A-3 under the Exchange Act. At this time, given the limited activities of the Company and since the Company's common stock is quoted on the OTC Bulletin Board, the Board has no plans or need to establish an audit committee with a financial expert or a compensation committee to determine guidelines for determining the compensation of its executive officers or directors, who currently serve without compensation. For similar reasons, the Company has not adopted a written policy for considering recommendations from stockholders for candidates to serve as directors or with respect to communications from stockholders.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

      Except for that change of control effected by Max Time Enterprise Limited on September 19, 2007 and the Merger Transaction previously disclosed by us in our Current Reports on Forms 8-K filed with the Commission on each of September 24, 2007 and November 2, 2007, respectively, during the last two years there have been no transactions, or proposed transactions, to which our Company was or is to be a party, in which the New Directors or any of our executive officers (or any member of their respective immediate families) had or is to have a direct or indirect material interest.

      As previously disclosed in our Current Report filed on September 24, 2007, Max Time Enterprise Limited purchased an aggregate of 7,000,000 shares of our Company's common stock at September 19, 2007, representing, in the aggregate, 68% of the shares then issued and outstanding. Our current director, Hui Ping Cheng, is the sole shareholder, director and officer of Max Time Enterprise Limited.

      As part of the consideration paid in the Merger Transaction disclosed in our Current Report on November 2, 2007, we issued shares of our common stock on a pro rata basis to the shareholders of DZHL, as the target company acquired by us in the Merger Transaction. The New Directors and newly appointed officers, Zhenyong Liu, Xiaodong Liu and Chen Li, were shareholders of DZHL and received, in the aggregate, 17,553,371 shares of our Company's common stock in the Merger Transaction, representing 43.8% of shares then issued and outstanding.

                COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT

      Section 16(a) of the Exchange Act, as amended, requires that our executive officers, directors and persons who beneficially own more than 10% of our common stock file reports of their beneficial ownership and changes in ownership (Forms 3, 4 and 5, and any amendment thereto) with the Commission. Executive officers, directors, and greater-than-ten percent holders are required to furnish us with copies of all Section 16(a) forms they file. Based solely on our review of such forms received by the Company, we believe that all filing requirements applicable to our directors, executive officers and beneficial owners of 10% or more of the common stock have been complied with.

                  [Remainder of Page Intentionally Left Blank]

                                    SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused the report to be signed on its behalf by the undersigned thereto duly authorized.

Dated: November 19, 2007                      Carlateral, Inc.


                                              By: /s/ Zhenyong Liu
                                                  ------------------------------
                                                  Name:  Zhenyong Liu
                                                  Title: Chief Executive Officer